

December 10, 2014

<u>Via E-mail</u>
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

>　**Re:**　**Fantex, Inc.**
>　　　　**Amendment No. 1 to Registration Statement on Form S-1**
>　　　　**Filed November 24, 2014**
>　　　　**File No. 333-198986**

Dear Mr. French:

We have reviewed your response to our letter dated October 22, 2014 and have the following additional comments.

<u>Prospectus Cover Page</u>

1. Given your disclosure on page 185 that Axiom Capital Management, Inc. is not an underwriter in this offering, please tell us why you have identified Axiom as an underwriter on the prospectus cover pages.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 100</u>

<u>Nine Months Ended September 30, 2013 and 2014 (unaudited), page 102</u>

2. Please revise your discussion of your income for the nine months ended September 30, 2014 to separately disclose the amounts of the declines in the fair values of the brand contracts with EJ Manuel and Vernon Davis that resulted from the reductions in estimates of the amount of endorsement income that you will realize from the brand contract with EJ Manuel and from changes in the timing of endorsement income that you will receive from the brand contract with Vernon Davis. Also, please explain in MD&A what changes in facts or circumstances resulted in the reduction in estimates of endorsement income that you will realize from the brand contract with EJ Manuel.

Liquidity and Capital Resources, page 104

3. We note your disclosure on page 124 that you intend to pay quarterly cash dividends out of available cash for each tracking stock. Please revise your disclosure to discuss the impact on your liquidity due to these anticipated future dividend payments.

Critical Accounting Policies, page 106

Other Brand Contracts, at Estimated Fair Value, page 117

4. Please revise your disclosures in your critical accounting policies section to present a table for each brand contract showing the three categories of potential brand income, with the initial income estimates for each category and the revised income estimates. The table should include an explanation of the changes between periods, a discussion of how these changes relate to the realized and unrealized gains and losses on the brand contracts and the material assumptions used in preparing such tabular disclosures. Please also revise your periodic reports to include the requested disclosures.

Business, page 128

Other Brands, page 146

5. We note your tabular disclosure on page 145 regarding the aggregate compensation ranges under other included contracts for Alshon Jeffery. Please revise to include similar disclosure for each of the company's other brand contracts.

Underwriting (Conflicts of Interest), page 184

6. With a view towards revised disclosure, please describe to us the advisory services that Axiom will provide to FBS.

Financial Statements

Note 5. Investment in Brand Contract, at Fair Value (unaudited), page F-18

7. We note from the discussion in your risk factors in the first paragraph on page 63 that on September 29, 2014, EJ Manuel was replaced as the starting quarterback for the Buffalo Bills. We also note your disclosure that if EJ Manuel has not had meaningful playing time as a starting quarterback prior to entering into his next NFL player contract, it may negatively impact EJ Manuel's future ability to enter into another high-value multi-year NFL player contract that you have estimated he will enter into in connection with your valuation of his brand income, which could reduce the amount of ABI you will receive under the related brand contract. In addition, on page 102 you state that you have reduced your estimate of the amount of endorsement income you will realize from the EJ

Manuel brand contract. Please tell us and revise your discussion in Note 5 to your financial statements, and in your critical accounting policies section within MD&A, to explain how these factors have been considered in your determination of the fair value of the EJ Manuel brand contract at September 30, 2014 and explain what impact these matters had on your valuation at September 30, 2014 in comparison to that at June 30, 2014. Refer to the disclosure requirements outlined in ASC 825-10-50-10.

8. Please tell us and revise Note 5 to explain the nature and timing of the facts or circumstances that resulted in your recognition of a realized loss aggregating $265,879 on the EJ Manuel brand contract during the period from when you funded this brand contract on July 25, 2014 through September 30, 2014.

Note 1. Basis of Presentation, page SR-AJ-4

9. We refer you to the last paragraph of your notes on page SR-AJ-4. It appears the second sentence in the paragraph is incomplete and does not continue onto the next page. Please revise to complete this disclosure.

You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel at (202) 551-3811 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642, or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Patrick A. Pohlen, Esq.
Latham & Watkins LLP